Exhibit 99.7

OPERATIONAL REVIEWS 14 15 16 17 8,0 7 4 400 14 15 16 17 mm tons mm tons R/ton Mining is responsible for securing the coal feedstock for the Southern African integrated value chain, mainly for gasification but also to generate electricity and steam. By doing this we convert low-cost coal into higher-value products. production volumes, reduced profitability and additional stockpiles to pre-strike levels to ensure uninterrupted Saleable Production 70 60 50 40 36,0 30 20 10 0 External purchases 8 6 5 3 2 1 0 14151617 Unit cost per production ton 300 200 100 0 LOOKING AHEAD1 Normalised for the effect of labour actions in 2017. In the year ahead, we expect the Shondoni colliery to be completed and to further advance the second phase of the Impumelelo mine. In 2018, we will have renewed focus on our business improvement programme to improve productivity and cost efficiency is currently underway. We continue to track developments in the regulatory arena, particularly regarding the Mining Charter and the Mineral and Petroleum Resources Development Act Amendment Bill. Strengthening our relationships with recognised trade unions, as well as with government officials and our neighboring communities, remains key. Extending our home ownership scheme for eligible employees is another focus area. 2701 231226 227 PERFORMANCE SUMMARY Our Secunda mining operations experienced a challenging year with the onset of protected strike action, which commenced in August 2016, by the Association of Mineworkers and Construction Union (AMCU). Notwithstanding a 11% decrease in mining production volumes resulting from the strike action and lower-than-expected production ramp-up post strike action we continued to deliver our full coal supply commitment to the integrated Sasol value chain through external coal purchases. The profitability of the mining business was significantly impacted by the R1,4 billion net additional cost as a result of the strike and external purchases to ensure continuous supply to Secunda Synfuels We worked hard to reintegrate teams after the strike and extended our community upliftment efforts, focusing particularly on greater home ownership among employees. Regrettably, we reported two work-related fatalities in the year, those of Mr Johannes Mpho Mashili on 4 July 2016 and Mr Themba Mahlangu on 2 April 2017. Safety remains a top priority. 5,4 5,15,0 39,7 39,2 40,3 SALIENT FEATURES Regrettably our safety performance deteriorated, with two tragic fatalities during the period Experienced a prolonged strike, leading to lower costs of R1,4 billion Increased external purchases of coal to replenish our s upply to the integrated Sasol value chain Lower export sales as some export coal was diverted to Secunda Synfuels Worked to rebuild relationships with our people through team building and targeted engagements to enable a return to stable operations Geological challenges at new Impumelelo mine resulted in lower-than-expected production 82 new homeowners registered in eMbalenhle as part of our home ownership initiative Reported 19% increase in normalised unit cost of production due to slower-than-anticipated production ramp-up post the strike and higher costs to increase production STRATEGIC OBJECTIVES FOR WHICH WE ARE ACCOUNTABLE • Continuously improve existing asset base and maintain technological lead • Drive world-class safe operations to support growth

1 990 1 600 1 000 200 15 16 17 14 14 15 16 17 (7 003) gas assets of R9 882 million. 800 400 295 0 (1 000) Operating profit/(loss) Rm Operating loss Rm Operating profit Rm Exploration and Production International (E&PI) develops and manages the group’s upstream interests in oil and gas exploration and production in Mozambique, Canada, Gabon, South Africa and Australia. year), through decisive management interventions across conservation programme Mozambique 2 000 1 800 1 400 1 200 800 600 400 0 Canada 0 (1 000) (746) (2 000) (3 000) (4 000) (5 000) (6 000) (7 000) 1. Excluding impact of partial impairment of our Canadian shale Gabon 1 000 888 600 200 (200) (400) (600) (800) (1 200) LOOKING AHEAD Focused on creating a portfolio of producing and exploration oil and gas assets for near-term cash generation and long-term value, we are targeting growth opportunities in Southern and West Africa, while adhering to operational and safety standards in our current assets. Cash containment remains a priority in all of our assets, and we will work closely with our partners in Mozambique to mitigate the impact of fiscal challenges. We expect to drill seven more wells in the PSA licence area in the near term, and finalise the terms of two new exploration licences. In Gabon, we will focus on progressing the Etame Marin Permit, the DE 8 Permit acquisition and other opportunities. In Canada, the priority is to continue the appraisal of our assets and re-start drilling activities on a limited basis. In South Africa, we continue to interpret the results of a 3D seismic survey in block ER236, offshore Durban basin. (1 124) (994) PERFORMANCE SUMMARY We made a significant turnaround in our operating profit through decisive management interventions across all assets and we benefited from more favourable macro-economics with translation differences accounting for R1 billion of the turnaround. In Mozambique, we remain committed to our growth plans, despite the fiscal challenges the country is facing. By drilling the first six wells in the Production Sharing Agreement (PSA) licence area within our approved budget and schedule, we advanced our project to develop an integrated oil, liquefied petroleum gas and gas project in the area adjacent to our Petroleum Production Agreement (PPA) facilities. In line with our strategy of joint value creation for the Government of Mozambique and Sasol, we signed a term sheet to farm down 30% of Sasol’s rights and interests in the PSA to Empresa Nacional de Hidrocarbonetos (ENH). We also completed a project to debottleneck the PPA’s Central Processing Facility. This, along with the completion of Loopline 2 on the Mozambique-to-South Africa pipeline, supported an 8% increase in gas production capacity and an increase of 2% in production volumes for the year. In terms of Mozambique exploration, we drilled an exploration well in Area A, but did not find any hydrocarbons. We also progressed negotiations with the government on the terms of two new exploration licences in Mozambique. In Gabon, we focused on maximising the efficiency of the Etame Marin Permit (EMP) asset while reducing cost. We also reversed the remaining portion of the impairment previously booked. Amid continued low gas prices, we did not have any active drilling rigs in Canada, but we successfully completed 10 existing wells that resulted in a 6% increase in gas production. In line with our strategy, we have commenced with the exit from the Beetaloo licence in Australia. (1 075)1 (2 449) 1 847 1 586 1 128 SALIENT FEATURES Reported a R2,4 billion turnaround in profitability (excluding the R9,9 billion Canadian impairment in the prior all assets and favourable macro-economics Contributed more than R16 billion to Sasol’s cash-Advanced our proactive, behaviour-based safety approach Drilled first six wells in PSA licence area in Mozambique and signed a 30% farm-down term sheet with ENH Increased Mozambique PPA gas production by 2% on plant debottlenecking and Loopline 2 completion Gabon Etame Marine Permit exceeded 100 million barrels from inception to date Completed 10 wells in the Canadian shale gas assets, lifting gas production by 6% Spent R72 million on social investment in Mozambique, including launch of youth development programme Awarded Best Corporate Taxpayer by Mozambique’s Tax Authority STRATEGIC OBJECTIVES FOR WHICH WE ARE ACCOUNTABLE • Secure and develop gas feedstock in Southern Africa • Grow economically attractive upstream portfolio

**OPERATIONAL REVIEWS** (continued)

# OPERATIONS

Operations consists of our core petroleum and chemical product manufacturing assets. In Southern Africa, these are Secunda Synfuels, Secunda Chemicals, Sasolburg, Satellite and Natref Operations. Internationally, they include facilities in the United States, Europe and Asia. The value proposition of these regional operating hubs lies in our ability to integrate and operate complex technologies at scale, with world-class product quality and cost advantages.

## SALIENT FEATURES

- Improved overall safety performance across our operations
- Increased production volumes, led by record output at Secunda Synfuels, benefits of Secunda C3 expansion, start-up of second phase of Sasolburg wax expansion and record production at some US and German sites
- Project to reduce emissions of volatile organic compounds (VOCs) in Secunda will reach beneficial operation in the second half of calendar 2017 and cost and schedule to be managed
- Advanced operational and business readiness work in North America ahead of start-up of the LCCP
- Increased community engagement and social investment in Southern Africa and the US
- Commenced emissions offset programme, focused on reducing the burning of waste and domestic solid fuels in South African fenceline communities to improve ambient air quality
- Responded to South African water restrictions with Sasolburg achieving a 29% potable water saving that will be sustained into the future
- Progressed efforts to improve gender diversity at operations, stepped up training
- Exceeded our utility Energy Integrity Index (EII) improvement target 1% for the year achieving 1,67% improvement for our South African operations

## STRATEGIC OBJECTIVES FOR WHICH WE ARE ACCOUNTABLE

- Continuously improve existing asset base and maintain technological lead
- Drive world-class safe operations to support growth

**Production Secunda Synfuels Operations**


Kilotons
8 000
7000
6000
5000
4000
3000
2000
1000
0
7 610
7 682
7 779
7 834
14
15
16
17

**Saleable chemical production**


ktpa
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
6 179
6 264
6 592
15
16
17

## PERFORMANCE SUMMARY

Focused on ensuring safe, stable, reliable and efficient facilities, we continued work to optimise our global operations, recording a 1% and 6% increase in production volumes for Secunda Synfuels Operations and Eurasian Operations respectively. We improved the performance of many of our assets, including Secunda's selective catalytic cracker following modifications, the chemicals operations in the US and Europe, and at Natref, where we replaced the fluidised catalytic cracker (FCC) cyclones and carried out a maintenance shutdown of the FCC and alkylation unit, significantly reducing the crude refinery's FCC catalyst use.

We progressed a number of capital projects in South Africa to meet our environmental compliance targets. The VOC abatement project will reach beneficial operation in the second half of calendar 2017. In the US, we made progress in our work to prepare commercially and operationally for the start-up of the LCCP. In Germany we started up the main units of the Disperal® project in Brunsbüttel. In Southern Africa, we stepped up engagement with all stakeholders, and continued our extensive support of social value within communities near our operations, including through support to municipalities to implement sound business processes and the handover of two state-of-the-art clinics in eMbalenhle and Sasolburg.



## LOOKING AHEAD

We are working towards solutions to meet air quality new plant standards in South Africa that take effect in 2020. At Secunda, we plan to complete the first phase of our sixth fine ash dam, commission the 17th air separation unit, realise further volume benefits of the C3 (polypropylene) expansion and make inroads in insulating low-cost houses for our air emissions offsets programme. At Sasolburg, we are continuing with our offset programme to avoid community waste-burning by establishing a waste-recycling programme and improving management of non-recyclable domestic waste. We also continue to ramp up wax production. Natref has two major shutdowns in the next financial year that will impact on production volumes, and estimates to spend up to R800 million on ensuring compliance with air quality regulations up to 2021. In the US, our HDPE joint venture is due to reach beneficial operation in the second half of calendar 2017. The first units of the LCCP are on track to start up in the second half of calendar 2018. The new spraydryer in Brunsbüttel will startup during the second half of calendar 2017.

80 14 15 16 17 397 388 382 400 380 200 50 0 80 60 10 14 15 16 17 bscf mm bbl Number of retail centres In Southern Africa, the Energy Business markets and sells liquid fuels, pipeline gas and electricity. Internationally, we develop, implement and manage Sasol’s gas-to-liquids (GTL) business ventures based on our proprietary technology, creating higher-value products. transportation incidents economic headwinds and fuel transport sector strike; Liquid fuel sales 70 60 58,8 50 40 30 20 10 0 Retail centres 350 300 250 150 100 activities. 14151617 Gas sales 70 50 40 30 20 0 LOOKING AHEAD We have launched a project to maintain competitive advantage of ‘reliability of supply’ by executing a customer excellence approach. We continue to drive South African liquid fuels sales to the higher margin retail and commercial sectors. Engaging with stakeholders in the energy sector on the evolving energy landscape is a priority. In Qatar, the focus remains on maintaining high utilisation rates and an excellent safety record. In Nigeria, we are supporting the ramp-up of EGTL to design capacity. Following the commissioning of Loopline 2, we look forward to the first full year of the gas pipeline’s increased transmission capacity. In 2018, CTRG’s electricity production will decline, as planned, to an average of 135 MW, from 2017’s average of above 152 MW as an agreement to process additional gas comes to an end. 57,7 57,8 58,1 56,8 PERFORMANCE SUMMARY We continued to pursue our strategy to increase our retail footprint and maximise margin. In the year we opened 10 new retail convenience centres and plan on opening 10 in 2018. We increased our share in the liquid fuels market however the macro-economic headwinds including a weak economy, a stronger rand and only marginally firmer oil price as well as a strike in the fuel transport sector and lower fuel differentials led to a 20% decline in operating profit. Excluding the effect of the Natref downtime and lower allocated volumes from SSO, our liquid fuels sales volumes increased by 1%. Normalised operating margins remained resilient as we continued to sell more liquid fuels through higher-margin sales channels, including non-refining wholesalers, commercial buyers and our growing retail presence. We partially impaired our US gas-to-liquids project by R1,7 billion. Our joint venture power plant in Mozambique, Central Térmica de Ressano Garcia (CTRG), operated well at design capacity. Our power purchase agreement to supply Eskom came to an end in 2017. ORYX GTL, our joint venture in Qatar, achieved a utilisation rate of 95%. 61,5 61,3 60,0 SALIENT FEATURES Reported an increase in our recordable case rate, however, we did not experience any serious injuries or significant Maintained resilient operating margins despite macro-benefited from sales channel optimisation Extended our retail sales presence, Sasol recognised as one of South Africa’s most valuable brands by Brand Finance Recorded strong cost performance, cash fixed costs decreased 5% in real terms Completed Loopline 2 ahead of schedule and below budget, increasing capacity of Mozambique-to-South Africa gas pipeline Supported our partners in Mozambique gas-to-power plant amid country’s fiscal crisis B-BBEE partner Tshwarisano disbursed R132,7 million in dividends to the Batho Trust’s broad-based beneficiaries Partial impairment of our US gas-to-liquids project amounting to R1,7 billion ORYX GTL increased capacity utilisation, excellent safety and cost performance EGTL successfully restarted after scheduled maintenance Provision raised of R1,2 billion for taxation payable subject to ongoing litigation in respect of crude oil procurement Licensed out proprietary Sasol Slurry Phase LTFT™ technology to Uzbekistan GTL project STRATEGIC OBJECTIVES FOR WHICH WE ARE ACCOUNTABLE • Optimise liquid fuels marketing channels • Deliver selective GTL opportunities and grow low-carbon power generation

OPERATIONAL REVIEWS (continued) 4 000 14 15 16 17 Operating profit Rm ktpa % 6 742 3 552 3 418 15 16 11 848 10 208 12 714 26 3 276 3 487 18 3 026 3 458 4 486 13 15 11 276 3 106 3 541 5 625 16 14 10 000 Base Chemicals markets commodity chemicals from our upstream Fischer-Tropsch, ethylene and propylene value chains. Performance Chemicals markets commodity and differentiated performance chemical products which include organics, inorganics and wax value chains. We are able to adjust our product slate somewhat in response to market dynamics. and fewer transport incidents; Performance Chemicals Sales volumes 3 500 3 000 2 500 2 000 1 500 1 000 500 014151617 Operating profit margin 30 25 20 15 10 5 014151617 Operating profit 15 000 12 000 9 000 6 000 3 000 0 Base ChemicalsPerformance Chemicals LOOKING AHEAD We continue with our business readiness work for the HDPE joint venture and the LCCP. This work includes streamlining of business processes and systems, as well as building organisational capacity. The HDPE joint venture is due to reach beneficial operation in the second half of calendar 2017. While some 92% of the new LCCP Performance Chemicals output will be placed with existing customers, Base Chemicals is making good progress to secure new customers for most of the new US output. In 2018, we expect greater sales volumes of wax and co-monomers as the Sasolburg wax plant and the Lake Charles ethylene tetramerisation plant continue to ramp up. We also look forward to greater sales of polypropylene as we continue to benefit from the C3 expansion at Secunda. Demand for commodity chemicals is expected to keep growing in line with global GDP, but in differentiated chemicals, new applications and polyethylene, demand is seen outpacing GDP growth. We will continue to pilot the Digital Catalyst programme to transform the customer experience using digital platforms. PERFORMANCE SUMMARY The stronger rand and lower ammonia prices contributed to a 11% decline in Performance Chemicals’ operating profit, however sales volumes, normalised for planned shutdowns and the disposal of the US wax facility, rose 2%. Management interventions improved our cost position across a number of value chains and an increase in ethylene prices supported improved margins in the US. Demand for inorganics products remained healthy as we continued to differentiate our product offering. In Germany, we achieved beneficial operation of a project to increase our production capacity of Disperal®. We are also undertaking a number of incremental debottlenecking projects that have attractive returns and a short payback period on capital invested. After several years of strong growth in our Chinese surfactants business, we received approval to more than double the production capacity of ethoxylates in the region. Base Chemicals benefited from a full year of additional volumes from the C3 expansion project in Secunda, as well as planned stock builds at the end of the previous financial year. This contributed to a 3% increase in sales volumes. Operating profit increased 25%, largely due to the reversal of the impairment of our low-density polythylene cash-generating unit in the US, stronger sales volumes, better dollar prices offset by the stronger rand/US dollar exchange rate. SALIENT FEATURES Advanced on business readiness ahead of start-up of the Gemini HDPE joint venture and the LCCP Base Chemicals recorded improved safety performance reported a deterioration Performance Chemicals delivered resilient average gross margins, while Base Chemicals gross margins were largely in line with the previous year Reported 2% increase in sales volumes at Performance Chemicals, 3% increase at Base Chemicals Performance Chemicals benefited from start-up of second phase of Sasolburg wax expansion and made significant progress on business improvement initiatives Base Chemicals benefited from increased polypropylene volumes flowing from Secunda C3 expansion project Performance Chemicals secured final investment decision for new ethoxylation plant in China Launched Digital Catalyst pilot programme to improve customer experience using digital platforms STRATEGIC OBJECTIVES FOR WHICH WE ARE ACCOUNTABLE • Drive value chain optimisation • Drive selective growth based on feedstock, market and/or technology advantage

Our Group Technology function is made up of Research and Technology, Capital Projects as well as Engineering and Project Services. Mega Projects includes all projects of over US$1 billion, with a particular focus on the LCCP and the PSA. Together these functions create value by refining technologies, maintaining existing operations and establishing new ones, growing the business. to detailed engineering stage within budget and schedule within cost and schedule, producing on-spec product expansion project (Loopline 2) on line ahead of schedule and LOOKING AHEAD We expect to close out engineering for most of the units on the LCCP by the end of the third quarter of calendar 2017. Given the ongoing detailed assurance processes we follow, we are confident about meeting the cost and schedule targets and that risks can be managed within these. On the PSA, site construction activities and the balance of procurement commences early in the new financial year. The civil and structural construction works are expected to near completion at the end of the financial year. We continue to support Sasolburg Operations to ramp up the wax expansion project. Our focus is on technology as an enabler of the Group strategy, nurturing and growing the existing Southern African and global value chain while ensuring long-term sustainability. We aim to improve project execution by implementing lessons learnt from previous projects. Our research of the application of renewable energy within the existing Sasol business is ongoing. We also continue to engage with potential GTL technology licensees. PERFORMANCE SUMMARY We continued to improve our capital and project management processes. Mega Projects made good progress on the LCCP and PSA and completed the second phase of the wax expansion project at Sasolburg within cost and schedule. By year-end, the LCCP was 74% complete and on track for the start-up of the first units in the second half of calendar 2018. Regrettably, we reported a fatality on the LCCP, that of a service provider Mr Tyler Truett on 5 April 2017. We have investigated the matter and lessons learnt are being shared with the teams. The PSA surface facilities project was on track, having achieved 74,5% progress on detail engineering and procurement activities required in support of the detail design and preparation for site construction. Since 2011, around 80% of our capital projects have been completed on or under budget and half have been on or ahead of schedule. Group Technology worked with operations to secure Sasol’s volume base by focusing on plant stability, energy efficiency and reliability. We continued to hone our business processes and nurture talent, running the graduate development programme and overseeing the development and placement of engineers and scientists. We extended our research to improve our proprietary technologies. By the non-equity licensing out of Sasol’s LTFT™ GTL technology to Uzbekistan, we are securing our GTL resources and have an opportunity to continue to optimise the technology. SALIENT FEATURES Regrettably Mega Projects had one fatality at LCCP; Group Technology recorded an improved safety performance Progressed LCCP: 74% complete by year-end; advanced PSA Completed second phase of Sasolburg wax expansion, Brought Mozambique-South Africa gas pipeline capacity below budget Advanced a number of projects to support existing operations, securing base volumes Licensed out (in a non-equity manner) our proprietary Sasol Slurry Phase LTFT™ and associated water technologies Extended our research to continuously improve technologies Started commercial utilisation of our next generation Fischer-Tropsch GTL catalyst in the EGTL plant in Nigeria Continued to focus on securing competent skills through graduate development programme, bursaries and support to universities STRATEGIC OBJECTIVES FOR WHICH WE ARE ACCOUNTABLE • Continuously improve existing asset base and maintain Sasol’s technological lead • Drive selective growth based on our technology advantage • Project execution excellence